Oso Pequeno LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-63,336.74
Adjustments to reconcile Net Income	
to net cash provided by operations:	
20000 · Accounts Payable	97,552.49
24110 · Loan Expansion Capita	11,688.00
25000 · SBA EIDL Payable	23,500.00
Net cash provided by Operating Activities	69,403.75
INVESTING ACTIVITIES	
15400 · Leasehold Improvements	-226,505.71
18000 · Security Deposits	-88,628.00
Net cash provided by Investing Activities	-315,133.71
FINANCING ACTIVITIES	
23800 · Note Payable S.Stowaway	26,220.30
31210 · Contributions DS	11,000.00
31410 · Contributions MH	30,000.00
31510 · Contributions DC	86,000.00
31610 · Contributions MB	10,000.00
31710 · Contributions WR	20,000.00
31810 · Contribution SJ	10,000.00
31910 · Contribution KME	10,000.00
33110 · Contributions CL	10,000.00
Net cash provided by Financing Activities	213,220.30
Net cash increase for period	-32,509.66
Cash at beginning of period	33,810.17
Cash at end of period	**1,300.51**